[Logo]

                     Bombardier Recreational Products Inc.


Press Release



                        BRP REPORTS SECOND-QUARTER RESULTS FOR
                        fy05

                        Highlights:

                        o Revenues  increased  by 15.6% to $572.6M for Q2/FY05,
                          from $495.5M in Q2/FY04

                        o Year-to-date revenues increased by 19.2% from
                          $1,003.4 M to $1,195.6M for the first six months of FY05

                        o Consolidated adjusted EBITDA at $84.5M for first six
                          months of fiscal 05 compared to $35.4M for the first six months of FY04

                        o Income from continuing operations of $20.8 million
                          for Q2/FY05 compared to $3.6M in Q2/FY04

                        o Utility Vehicles segment reported as discontinued
                          operations


Valcourt, Quebec, October 25, 2004 -- Bombardier Recreational Products Inc., a privately-held company branded as "BRP," today reported revenues of $572.6 million for the second quarter of FY05 compared to $495.5 million for the same period of FY04, a 15.6% increase over last year's second quarter. Year-to-date revenues rose 19.2% from $1,003.4 million to $1,195.6 million.

Gross profit as a percentage of revenues amounted to 16.8% this quarter as compared to 18.1% for the same quarter last year. Year-to-date gross margin percentage stood at 15.5% as compared to 17.3%. These decreases are due to the accounting methods used at the time of the acquisition which today result in a negative impact on gross profit, explained as follows :

o the settlement of foreign exchange contracts of $6.4 million in the second quarter and $12.5 million year-to-date which had been increased in value at the date of the acquisition;

o the inventory sold during the period which had been increased in value to distributor selling prices for $2.9 million in the second quarter and, $9.3 million year-to-date; and

o the amortisation of intangible assets acquired of $3.1 million in the second quarter and $6.2 million year-to-date.

Without these adjustments, gross margin in percentage of revenues would have been 18.9% in the second quarter and 17.8% year-to-date.

These results stem from increased sales of snowmobiles, watercraft and ATVs as well as a better product mix. They have more than offset the negative impact related to the strengthening

                                                                    Page 2 of 8f

of the Canadian dollar in relation to the U.S. dollar and they total approximately $12 million in the second quarter of FY05 and $38 million year-to-date.

Consolidated adjusted EBITDA, as reconciled in the attached schedules, has reached $84.5 million for the six months ended July 31, 2004 compared to $35.4 million for the corresponding period last year. This improvement results mainly from the impact of additional revenues and increased gross profit when adjusted for impacts resulting from purchase accounting.

"The popularity of our ATV products, our agreement with John Deere, the increased deliveries of snowmobiles, our decision to better align watercraft production with the retail business cycle and the growth of our international sales all contributed to the increased sales and volumes of the quarter," said Jose Boisjoli, BRP's president and chief executive officer. "I am also pleased that we were able to improve our consolidated adjusted EBITDA as well as our cash flow position," he added.

BRP's income from continuing operations for the second quarter of FY05 was $20.8 million compared to an income from continuing operations of $3.6 million for the same period in FY04. The second quarter of FY05, compared to Q2 of FY04, was largely impacted by increased interest expense and accretion in the carrying value of preferred shares and by an unrealised foreign exchange gain on the long-term debt. Year-to-date loss from continuing operations amounted to $13.7 million compared to $11.1 million for the same period in FY04. The increase in loss from continuing operations resulted mainly from increased interest expense and accretion in carrying value of redeemable preferred shares and is offset in part by increased gross profit and an increased income tax recovery.

The sale of the Utility Vehicles segment to Camoplast Inc. had minimal impact on the results of operations and financial position of BRP for the second quarter of FY05 since the Utility Vehicles segment represented only 3.3% of combined revenues at the end of FY04. The net proceeds from the sale of the Utility Vehicles segment will be received in the third quarter of FY05. The results of operations, cash flow and financial position of the Utility Vehicles segment are reported as discontinued operations.

"The synergies between the Utility Vehicles division and the rest of our operations were limited, which is why we decided to sell it to focus on the development, the manufacturing and the marketing of recreational products," commented Boisjoli.

BRP now operates in two segments: the Power Sports segment designs, develops, manufactures and sells snowmobiles, watercraft, all-terrain vehicles, sport boats and Rotax engines; the Marine Engines segment designs, develops, manufactures and sells outboard engines.

Power Sports segment revenues for the second quarter of FY05 reached $417.7 million compared to $354.3 million for the same quarter of FY04, an increase of 17.9%. Year-to-date revenues increased by $163.9 million to $901.1 million, an increase of 22.2% when compared to the same period the previous year.

Increased sales of snowmobiles, watercraft and ATVs as well as better product mix were sufficient to offset the negative impacts on revenues totalling approximately $20.0 million for Q2 ($70.0 million year-to-date) resulting from unfavourable foreign exchange variations.

In the snowmobile industry BRP believes that retail growth will be driven by its innovative MY05 line-up, which includes the new Mach Z muscle sled, the mountain climbing Summit series and the family oriented GTX series with pioneering 2+1 seating, all built on the REV platform. Over the past three years, Ski-Doo has completely reinvigorated snowmobiling with this new platform and cleaner engines.

                                                                    Page 3 of 8f

With regards to the watercraft industry, BRP continued to strengthen its worldwide leadership position by launching its MY05 line-up during the annual Club BRP in Reno, Nevada. BRP Sea-Doo dealers were in attendance to see the unveiling of the all new Sea-Doo RXT, the three-passenger watercraft powered by a 215 horsepower Rotax 4-TEC engine. During this event, BRP introduced two new experiences, "knee" and "shoq" to the already very versatile Sea-Doo 3D. After the "vert", "moto" and "kart" options, this new 3D edition is the only watercraft to offer five very different and unique riding experiences.

As for BRP's ATV business, the demand for the Rally, the Outlander and the Max series is growing due to the increased popularity of these products.

Marine Engines segment revenues for the three-month and six-month periods ended July 31, 2004 increased by $17.7 million and $33.1 million respectively to $164.6 million and $315.6 million, a 12.0% increase for the second quarter of FY05, and an 11.7% increase year-to-date when compared to the same period of last year. However, increased volumes and better product mix were largely offset by an unfavourable effect of foreign exchange fluctuations resulting from the weakening of the U.S. dollar compared to the Canadian dollar amounting to $18.0 million for the six-month period ended July 31, 2004.

The U.S. Department of Commerce (DOC) issued a preliminary determination of "dumping" on August 6, 2004 and has ordered a 22.52% cash deposit or an import bond to be posted for each "Japanese made" outboard engine sold in the United States. The DOC will make a final determination on the duties imposed in the coming months. Thereafter, the International Trade Commission will announce its final findings regarding the extent to which illegal pricing practices by Japanese companies have harmed U.S. manufacturers.

BRP continues to innovate with its state-of-the-art Evinrude E-TEC engines, and recently started distribution of its new 200, 225 and 250 horsepower models as well as the 225 high output engine. Combining all the best attributes of 2-stroke and 4-stroke engines, E-TEC is the outboard engine technology-of-the-future. These engines are reliable, quieter and cleaner, in addition to being powerful, fuel efficient, lightweight and requiring no dealer scheduled maintenance for the first three years.

"I'm pleased with the progress we have made thus far but we need to remain focused to deal with the strengthening of the Canadian dollar and rising commodity prices to further improve our profitability going forward," concluded Jose Boisjoli.

BRP is a world leader in the design, development, manufacturing, distribution and marketing of Sea-Doo(R) watercraft and sport boats, Ski-Doo(R) and Lynx(TM) snowmobiles, Johnson(R) and Evinrude(R) outboard engines, direct injection technologies such as Evinrude E-TEC(TM), Bombardier* all-terrain vehicles (ATV), Rotax(R) engines and karts.

See attached unaudited interim consolidated balance sheets, interim consolidated statements of operations, and cash flows and schedules of adjusted EBITDA.

This release refers to non-GAAP financial measures, such as EBITDA and Consolidated Adjusted EBITDA. "EBITDA" is defined as earnings before interest, taxes, depreciation and amortisation. Adjusted EBITDA includes the further adjustments described below. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Our Senior Credit Agreement and the indenture governing our Senior Subordinated Notes contain covenants tied to similar measures. We believe that EBITDA and Consolidated Adjusted EBITDA, adjusted for certain items and impacts resulting from purchase accounting, are a fair representation of and provide information with respect to our ability to service our debt. However, they should not be considered as substitutes for, or superior to, measures of financial performance prepared in accordance with GAAP.

                                                                    Page 4 of 8f

This release contains certain forward-looking statements with respect to our financial condition, results of operations and business. All of these forward-looking statements, which can be identified by the use of terminology such as "subject to," "believe," "expects," "may," "will," "should," "can," or "anticipates," or the negative thereof, or variations thereon, or comparable terminology, or by discussions of strategy, although believed to be reasonable, are inherently uncertain. Factors which may materially affect such forward-looking statements include: (i) slow or negative growth in the recreational products industry; (ii) interruption of business or negative impact on sales and earnings due to acts of war, terrorism, bio-terrorism, civil unrest or disruption of mail service; (iii) adverse publicity regarding safety issues;
(iv) increased competition; (v) increased costs; (vi) loss or retirement of key members of management; (vii) increases in the cost of borrowings and unavailability of additional debt or equity capital; (viii) changes in general worldwide economic and political conditions in the markets in which BRP may compete from time to time; (ix) the inability of BRP to gain and/or hold market share of its wholesale and/or retail customers anywhere in the world; (x) the inability of BRP's clients to obtain and/or renew insurance; (xi) exposure to, and expense of defending and resolving, product liability claims and other litigation; (xii) the ability of BRP to successfully implement its business strategy; (xiii) the inability of BRP to manage its retail, wholesale, manufacturing and other operations efficiently; (xiv) consumer acceptance of BRP's products; (xv) fluctuations in foreign currencies, including the Canadian Dollar; (xvi) import-export controls on sales to foreign countries; (xvii) introduction of new federal, state, local or foreign legislation or regulation or adverse determinations by regulators anywhere in the world; (xviii) the mix of BRP's products and the profit margins thereon; and (xix) other factors beyond BRP's control.

Readers are cautioned not to place undue reliance on forward-looking statements. BRP cannot guarantee future results, trends, events, levels of activity, performance or achievements. BRP does not undertake and specifically declines any obligation to update, republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.

(R) TM Trademark of Bombardier Recreational Products Inc. or its subsidiaries.

* Trademark of Bombardier Inc. used under license.


For information:

Pierre Pichette
Vice President, Communications and Public Affairs
(450) 532-5188
pierre.pichette@brp.com
www.brp.com

                                                                    Page 5 of 8f

(millions of Canadian dollars)

                                              Unaudited Consolidated Statements of Operations

                                                            Three months ended July 31,             Six months ended July 31,
                                                 -----------------------------------------------------------------------------
                                                         the Company       Predecessor[1]        the Company       Predecessor[1]

    --------------------------------------------------------------------------------------------------------------------------
                                                              2004               2003               2004               2003
    --------------------------------------------------------------------------------------------------------------------------

    Revenues                                               $ 572.6            $  495.5           $ 1,195.6           $1,003.4
    Cost of sales                                            476.7               405.6             1,010.8              830.1
    --------------------------------------------------------------------------------------------------------------------------
    Gross profit                                              95.9                89.9               184.8              173.3
    --------------------------------------------------------------------------------------------------------------------------
    Operating expenses
    Selling and marketing                                     29.6                38.4                68.9               82.5
    Research and development                                  25.8                24.0                55.4               52.6
    General and administrative                                31.6                18.8                61.9               51.1
    --------------------------------------------------------------------------------------------------------------------------
    Total operating expenses                                  87.0                81.2               186.2              186.2
    --------------------------------------------------------------------------------------------------------------------------
    Operating income (loss) from continuing
    operations                                                 8.9                 8.7               (1.4)             (12.9)
    Interest expense and other                                 8.6                 0.8                20.8                1.8
    Accretion in carrying value of redeemable
    preferred shares                                           1.0               ---                   2.0                ---
    Unrealised foreign exchange (gain) loss on
    long-term debt                                           (19.9)              ---                   1.3                ---
    --------------------------------------------------------------------------------------------------------------------------
    Income (loss) from continuing operations
    before income taxes                                       19.2                 7.9              (25.5)             (14.7)
    Income tax (expense) recovery                              1.6                (4.3)               11.8                3.6
    --------------------------------------------------------------------------------------------------------------------------
    Income (loss) from continuing operations
                                                              20.8                 3.6              (13.7)             (11.1)
    Loss from discontinued operations - net of
    tax                                                       (2.1)               (0.8)              (3.3)              (2.6)
    --------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                      $  18.7              $  2.8            $ (17.0)           $ (13.7)
    --------------------------------------------------------------------------------------------------------------------------



[1] Predecessor represents the recreational products business of Bombardier Inc.



                                                                    Page 6 of 8f



(millions of Canadian dollars)


                                              Unaudited Schedules of Consolidated Adjusted EBITDA


                                                        Three months ended July 31,         Six months ended July 31,

                                              ----------------------------------------------------------------------------
                                                     the Company       Predecessor[1]      the Company       Predecessor[1]

                                                         2004              2003               2004               2003
--------------------------------------------------------------------------------------------------------------------------

Income (loss) from continuing operation                 $20.8               $3.6            $(13.7)            $(11.1)
Interest expense                                          9.7                0.8              21.9                1.8
Accretion in the carrying value of
redeemable preferred shares                               1.0                  -               2.0                 -
Income tax (recovery) expense                            (1.6)               4.3             (11.8)              (3.6)
--------------------------------------------------------------------------------------------------------------------------
EBIT                                                     29.9                8.7              (1.6)              (12.9)
Depreciation and amortisation                            30.1               24.5              60.2                50.8
--------------------------------------------------------------------------------------------------------------------------
                                                         60.0               33.2              58.6                37.9
EBITDA
Adjustments:
Impact of fair value increments of inventory
on cost of sales                                          2.9                 -                9.3                  -
Impact of foreign exchange contracts on
revenue                                                   6.4                 -               12.5                  -
Unrealised foreign exchange (gain) loss on
long-term debt                                          (19.9)                -                1.3                  -
Management fee
                                                         0.8                  -                1.5                  -
Employee stock compensation
                                                         0.6                  -                1.3                  -
Gain (Loss) on disposal of other assets
                                                           -                 0.1                 -                (2.5)
--------------------------------------------------------------------------------------------------------------------------
Consolidated Adjusted EBITDA
                                                      $  50.8              $33.3              $84.5              $35.4
--------------------------------------------------------------------------------------------------------------------------


[1]  Predecessor represents the recreational products business of Bombardier Inc.



                                                                    Page 7 of 8f



(millions of Canadian dollars)                                 Unaudited Consolidated Balance Sheets
                                                                           (the Company)

                                                          As at July 31,                                As at January 31,
                                                               2004                                           2004
--------------------------------------------------------------------------------------------------------------------------
ASSETS

Current Assets
Cash                                                       $  205.6                                       $  196.2
Receivables                                                    69.8                                          148.7
Inventories                                                   330.7                                          331.3
Prepaid expenses                                               10.8                                           18.6
Deferred income taxes                                          78.3                                           68.1
Other current assets                                           63.9                                           93.0
Assets held for sale of Utility Vehicles segment               61.9                                           48.8
--------------------------------------------------------------------------------------------------------------------
Total current assets                                          821.0                                          904.7

Property, plant and equipment                                 453.0                                          490.3
Goodwill                                                       69.1                                           78.9
Trademarks                                                    151.1                                          151.1
Other intangible assets                                        84.4                                           90.7
Deferred income taxes                                          23.5                                           15.4
Other long-term assets                                         59.1                                           64.5
--------------------------------------------------------------------------------------------------------------------
                                                          $ 1,661.2                                      $ 1,795.6
--------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities
Accounts payable and accrued liabilities                     $506.8                                         $628.9
Income taxes payable                                           16.8                                            8.5
Current portion of long-term debt                               4.2                                            5.0
Other current liabilities                                       3.0                                            3.1
Deferred income tax                                             ---                                            0.3
Liabilities held for sale related to assets of
Utility Vehicles segment                                       22.7                                           15.6
--------------------------------------------------------------------------------------------------------------------
Total current liabilities                                     553.5                                          661.4

Long-term debt                                                634.5                                          635.0
Deferred income taxes                                          15.6                                           17.5
Employee future benefits liability                            122.1                                          118.6
Other long-term liabilities                                    28.2                                           30.9
Redeemable preferred shares                                    45.2                                           43.2
--------------------------------------------------------------------------------------------------------------------
Total liabilities                                           1,399.1                                        1,506.6

Shareholder's equity
Share capital                                                 311.0                                          304.5
Contributed surplus                                             1.3                                            ---
Deficit                                                      (34.5)                                         (17.5)
Currency translation adjustment                              (15.7)                                            2.0
--------------------------------------------------------------------------------------------------------------------
                                                         $  1,661.2                                     $  1,795.6
--------------------------------------------------------------------------------------------------------------------


                                                                    Page 8 of 8f


(millions of Canadian dollars)                                  Unaudited Statements of Cash Flows


                                                             Three months ended July 31,      Six months ended July 31,
                                                         ----------------------------------------------------------------
                                                           the Company     Predecessor[1]    the Company   Predecessor[1]
-------------------------------------------------------------------------------------------------------------------------
                                                                2004           2003              2004           2003
-------------------------------------------------------------------------------------------------------------------------
    Income (loss) from continuing operations                 $  20.8          $  3.6         $  (13.7)      $  (11.1)
    Non-Cash Items
    Depreciation and Amortisation                               30.1            24.5             60.2           50.8
    Amortisation of deferred financing costs                     1.6           ---                3.2          ---
    Employee stock compensation                                  0.6           ---                1.3          ---
    Deferred income taxes                                       (6.6)            9.5            (21.0)          10.8
    Loss on disposal of property, plant and equipment
                                                                 0.4             0.8              0.4            0.8
    Loss (gain) on disposal of other assets                      ---             0.1              ---           (2.5)
    Unrealised gain on derivative financial
    instruments                                                 (1.1)          ---               (1.1)         ---
    Accretion in carrying value of redeemable
    preferred shares                                             1.0           ---                2.0          ---
    Unrealised foreign exchange (gain) loss on long
    term debt                                                  (19.9)          ---                1.3          ---
    Net change in non-cash working capital balances
    related to operations                                       53.4           (34.3)            24.0         (189.4)
    ------------------------------------------------------------------------------------------------------------------
                                                                80.3             4.2             56.6         (140.6)
    ------------------------------------------------------------------------------------------------------------------
    Additions to property plant and equipment                  (11.3)          (20.8)           (19.8)         (37.8)
    Proceeds on disposal of property, plant and
    equipment                                                    0.1             0.1              0.1            0.1
    Proceeds on disposal of other assets                         ---            (0.3)             ---            4.2
    Business acquisition                                        (7.5)            ---            (13.9)           ---
    Other long-term assets                                       ---            (1.8)             ---           (3.3)
----------------------------------------------------------------------------------------------------------------------
    Cash flows from investing activities                       (18.7)          (22.8)           (33.6)         (36.8)
----------------------------------------------------------------------------------------------------------------------
    Increase in stated capital                                   ---             ---              6.5            ---
    Net variation in advances (to) from related parties          ---           (36.6)             ---          (12.8)
    Net contribution by Bombardier Inc.                          ---            67.0              ---          196.0
    Other liabilities                                            ---             ---             (2.7)          (2.8)
    Repayment of long-term debt                                 (2.7)           (0.8)            (2.7)          (0.8)
----------------------------------------------------------------------------------------------------------------------
    Cash flows from financing activities                        (2.7)           29.6              1.1          179.6
----------------------------------------------------------------------------------------------------------------------
    Effect of exchange rates changes on cash                    (1.9)           (0.9)            (5.1)           3.6
----------------------------------------------------------------------------------------------------------------------
                                                                57.0            10.1             19.0            5.8
                                                                (3.9)          (6.3)             (9.6)         (11.5)
----------------------------------------------------------------------------------------------------------------------
                                                                53.1            3.8               9.4           (5.7)
Cash beginning of period                                       152.5           19.2             196.2           28.7
----------------------------------------------------------------------------------------------------------------------
Cash at end of period                                       $  205.6        $  23.0          $  205.6        $  23.0
----------------------------------------------------------------------------------------------------------------------


[1]  Predecessor represents the recreational products business of Bombardier Inc.

